[COMMUNITY BANCORP, INC. LETTERHEAD]



October 20, 1997




Dear Shareholder:

The Company's Offer to Purchase up to 125,000 shares of Community Bancorp, Inc. common stock, dated September 15, 1997, expired at 5:00 p.m. on October 15, 1997. A total of 24,301 shares were tendered in conjunction with the Offer.

Checks to shareholders who tendered shares, representing the proceeds of the sale of those shares to the Company at a per-share price of $12.00, are expected to be mailed on or about
October 27, 1997.

I am enclosing the Company's September 30, 1997 financial statements for your review. Please give me a call should you have any questions about Community Bancorp's performance this year.

Sincerely,

/s/ James A. Langway
--------------------
James A. Langway
President and Chief Executive Officer